UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Global Industries Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37 9336 100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37 9336 100	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William J. Doré
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 12,324,011
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 12,324,011
8 SHARED DISPOSITIVE POWER 0

CUSIP No. 37 9336 100	Page 3 of 6 Pages

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,324,011
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 37 9336 100	Page 4 of 6 Pages

Preliminary Statement

On October 1, 2006, the reporting person retired as Chief Executive Officer of the issuer and on May 16, 2007, the reporting person retired from the issuer’s board of directors. As stated in Item 10 below, the securities reported by the reporting person on this schedule are not now held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not now held in connection with or as a participant in any transaction having that purpose or effect. However, the certification made in Item 10 does not apply to the reporting person’s original acquisition of the securities.

Item 1.
Item 1(a)	Name of Issuer:	Global Industries Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:	8000 Global Drive Carlyss, LA 70665

Item 2.
Item 2(a)	Name of Person Filing:	William J. Doré

Item 2(b)	Address of Principal Business Office or, if none, Residence:	4823 Ihles Road Lake Charles, LA 70605

Item 2(c)	Citizenship:	United States of America

Item 2(d)	Title of Class of Securities:	Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:	37 9336 100

Item 3.	If this statement is filed pursuant to Rule §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

CUSIP No. 37 9336 100	Page 5 of 6 Pages

As of February 14, 2008, the reporting person had sole voting and dispositive power over 12,324,011 shares of the Issuer’s common stock, representing 10.7% of the outstanding stock (based on the total number of shares outstanding reported by the Issuer on its last 10-Q or 10-K report). The following is information regarding the aggregate number and percentage of the Issuer’s securities:

(a)	Amount Beneficially Owned: See Cover Page Item 9. Of the total amount of shares reported for the reporting person, 964,600 shares were subject to options that are currently exercisable, and 800,000 shares were beneficially owned by the Doré Family Foundation, a not for profit corporation under Section 501(c)(3) of the Internal Revenue Code of which the reporting person is president and director. The reporting person disclaims beneficial ownership of the 800,000 shares owned by the Doré Family Foundation.

(b)	Percent of Class: See Cover Page Item 11

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Cover Page Item 5

(ii)	Shared power to vote or to direct the vote: See Cover Page Item 6

(iii)	Sole power to dispose or to direct the disposition of: See Cover Page Item 7

(iv)	Shared power to dispose or to direct the disposition: See Cover Page Item 8

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

The Doré Family Foundation has the right to receive and the power to direct the receipt of dividends from or proceeds from the sale of the 800,000 share beneficially owned by it.

CUSIP No. 37 9336 100	Page 6 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/s/ William J. Doré
Signature

WILLIAM J. DORÉ

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).